UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Enphase Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29355A 10 7

(CUSIP Number)

JAMESON MCJUNKIN MADRONE CAPITAL 3000 SAND HILL ROAD, BUILDING 1, SUITE 150 MENLO PARK, CALIFORNIA 94025 TELEPHONE: (650) 854-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 29355A 10 7	13D/A

1.	Name of Reporting Persons Madrone Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,138,287 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,138,287 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,138,287 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.5% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by Madrone Partners, L.P. (“Madrone”) and Madrone Capital Partners, LLC (“MCP,” together with Madrone, collectively, the “Madrone Entities”) and Jameson McJunkin (“Mr. McJunkin,” together with the Madrone Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Mr. McJunkin serves as a Manager of MCP, which serves as the general partner of Madrone. MCP holds no securities of the Issuer directly. Mr. McJunkin has voting and investment control over the shares held by Madrone, and may be deemed to own beneficially the shares held by Madrone.
(3)	This percentage is calculated based upon 40,747,019 shares of Issuer’s Common Stock (as such terms are defined below) outstanding as of May 11, 2012, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2012.

CUSIP No. 29355A 10 7	13D/A

1.	Name of Reporting Persons Madrone Capital Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,138,287 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,138,287 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,138,287 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.5% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Mr. McJunkin serves as a Manager of MCP, which serves as the general partner of Madrone. MCP holds no securities of the Issuer directly. Mr. McJunkin has voting and investment control over the shares held by Madrone, and may be deemed to own beneficially the shares held by Madrone.
(3)	This percentage is calculated based upon 40,747,019 shares of Issuer’s Common Stock (as such terms are defined below) outstanding as of May 11, 2012, as reported on the Issuer’s Form 10-Q filed with the SEC on May 14, 2012.

CUSIP No. 189464 10 0	13D/A

1.	Name of Reporting Persons Jameson McJunkin
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,138,287 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,138,287 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,138,287 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.5% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Mr. McJunkin serves as a Manager of MCP, which serves as the general partner of Madrone. MCP holds no securities of the Issuer directly. Mr. McJunkin has voting and investment control over the shares held by Madrone, and may be deemed to own beneficially the shares held by Madrone.
(3)	This percentage is calculated based upon 40,747,019 shares of Issuer’s Common Stock (as such terms are defined below) outstanding as of May 11, 2012, as reported on the Issuer’s Form 10-Q filed with the SEC on May 14, 2012.

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the initial statement on Schedule 13D relating to the common stock, par value $0.00001 per share (the “Common Stock”) of Enphase Energy, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2012 (the “Original Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration

“Item 3. Source and Amount of Funds or Other Consideration” of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

On April 24, 2009, Madrone entered into a Series D Preferred Stock Purchase Agreement pursuant to which such fund acquired from the Issuer an aggregate of 3,280,532 shares of Series D Preferred Stock for a purchase price of approximately $2.134 per share, or $7,000,000 in the aggregate.

On March 15, 2010, Madrone entered into a Series E Preferred Stock Purchase Agreement pursuant to which such fund acquired from the Issuer an aggregate of 585,912 shares of Series E Preferred Stock for a purchase price of approximately $6.174 per share, or $3,617,658 in the aggregate.

On June 14, 2011, Madrone entered into a Subordinated Convertible Loan Facility and Security Agreement pursuant to which such fund acquired from the Issuer an aggregate of 35,009 shares of Common Stock for a purchase price of approximately $5.266 per share, or $184,374 in the aggregate.

On June 14, 2011, Madrone acquired Convertible Promissory Notes from the Issuer for an aggregate of $1,651,962 (including principal and interest through April 4, 2012 (the “Conversion Date”)), convertible and exercisable into Common Stock.

On November 16, 2011, Madrone entered into an Amended and Restated Subordinated Convertible Loan Facility and Security Agreement pursuant to which such fund acquired from the Issuer an aggregate of 26,382 shares of Common Stock for a purchase price of approximately $5.266 per share, or $138,943 in the aggregate.

On November 16, 2011, Madrone acquired Convertible Promissory Notes from the Issuer for an aggregate of $1,027,425 (including principal and interest through the Conversion Date), convertible and exercisable into Common Stock.

In connection with the Issuer’s initial public offering of Common Stock, which closed on April 4, 2012 (“Offering”), the shares of preferred stock and the convertible promissory notes previously acquired by Madrone were converted into Common Stock.

Madrone purchased 763,889 shares of the Common Stock at $6.00 per share in the Offering, or $4,583,334 in the aggregate.

The funds used by the Madrone Entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the Madrone Entities.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 5. Interest in Securities of the Issuer

“Item 5. Interest in Securities of the Issuer” of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing, except as otherwise provided below:

Reporting Persons	Shares Held Directly	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (2)
Madrone	5,138,287	0	5,138,287	0	5,138,287	5,138,287	12.5%
Madrone Capital (1)	0	0	5,138,287	0	5,138,287	5,138,287	12.5%
Mr. McJunkin (1)	0	0	5,138,287	0	5,138,287	5,138,287	12.5%

(1)	Mr. McJunkin serves as a Manager of Madrone Capital, which serves as the general partner of Madrone. Madrone Capital holds no securities of the Issuer directly. Mr. McJunkin has voting and investment control over the shares held by Madrone, and may be deemed to own beneficially the shares held by Madrone.
(2)	This percentage is calculated based upon 40,747,019 shares of Issuer’s Common Stock outstanding as of May 11, 2012, as reported on the Issuer’s Form 10-Q filed with the SEC on May 14, 2012.

The information provided and incorporated by reference in Item 3 is hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.

B.	Enphase Energy, Inc. Amended and Restated Investor Rights Agreement, dated as of March 15, 2010, between Enphase Energy, Inc., certain investors named therein (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1, Registration No. 333-174925, filed on March 29, 2012).

C.	Form of Lockup Agreement.

D.	Form of Lockup Agreement Extension

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2012

MADRONE PARTNERS, L.P.
By its General Partner, Madrone Capital Partners, LLC

By:	/s/ Jameson McJunkin
Jameson McJunkin
Manager

MADRONE CAPITAL PARTNERS, LLC

By:	/s/ Jameson McJunkin
Jameson McJunkin
Manager

/s/ Jameson McJunkin
Jameson McJunkin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D.

B.	Enphase Energy, Inc. Amended and Restated Investor Rights Agreement, dated as of March 15, 2010, between Enphase Energy, Inc., certain investors named therein (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1, Registration No. 333-174925, filed on March 29, 2012).

C.	Form of Lockup Agreement.

D.	Form of Lockup Agreement Extension.